Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-03788

Date: November 1, 2004

LEGAL INFORMATION

The proposed transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell plc, to all ordinary shareholders of Royal Dutch Petroleum Company (“Royal Dutch”). You are urged to carefully review (i) the Royal Dutch offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell plc, (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Royal Dutch, regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in the Netherlands or filed with the SEC and (ii) other documents made public in the Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch, and The “Shell” Transport and Trading Company (“Shell Transport”) at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

     This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed transaction being satisfied (including the failure of Royal Dutch and Shell Transport shareholders to approve the proposed transaction); the costs related to the proposed transaction; the failure of the proposed transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell plc shares; the accounting implications of the proposed transaction; tax treatment of dividends paid to shareholders and other factors affecting the Royal Dutch/Shell Group of Companies (the “Group”) businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

     Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell plc, Royal Dutch and Shell Transport undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

THE FOLLOWING IS THE TRANSCRIPT OF AN AUDIO PRESENTATION THAT WAS AVAILABLE FOR
REBROADCAST ON WWW.SHELL.COM BEGINNING ON NOVEMBER 1, 2004.

NOT FOR RELEASE OR DISTRIBUTION IN WHOLE OR IN PART INTO CANADA OR JAPAN

ROYAL DUTCH/SHELL GROUP OF COMPANIES
Q3 2004 RESULTS & STRUCTURE
GOVERNANCE TELECONFERENCE
Originally Broadcast on Thursday, 28 October 2004 at 2 pm

          David Lawrence (Head of Group Investor Relations): Welcome to our Q3 results and structure governance teleconference. Thanks to those who have dialled in and are listening to our webcast. I am David Lawrence, head of group investor relations, with me are Jeroen van der Veer, Group Chief Executive, Peter Voser, Chief Financial Officer, and Malcolm Brinded, Executive Director E&P. Before proceeding, I refer you to the disclaimer regarding forward-looking statements in your presentation. I now turn to Jeroen van der Veer.

          Jeroen van der Veer: Good morning or good afternoon. This is Jeroen van der Veer. How are we going to do it? Peter Voser, our new CFO since 1 October, will make a short introduction about our third quarter results. This will be followed by Malcolm Brinded, our CEO for Exploration & Production, who will highlight about the reserves update. Then I shall say some words about the speech which I gave at the press conferences, highlighting certain parts of what is my first speech as CEO. Over to you, Peter.

          Peter Voser: Thanks Jeroen. I intend to actually conclude this session after roughly an hour, so we will be brief in the introduction. The slides for the presentation will appear on the webcast as we speak. For those of you following a download document, we shall tell you as we move to each new slide.

Overall performance

     First, a summary of our overall performance. Financially it has been a good quarter with continued very strong operational performance and earnings in our downstream businesses. Growth in our LNG business and increased earnings in exploration and production, together with an increase in production from last quarter. We continue to deliver on our programme to reshape the portfolio. On earnings, we delivered record net income and the nine months’ total exceeds previous record earnings for the full year. Net income of $5.4 billion more than doubled over the same period in 2003 and current cost of supply or CCS earnings were 70% higher. The difference between CCS earnings and net income is due to our Oil Product operations where the cost of volumes sold during the quarter is equal to the cost of supplies in the same period including an estimate for tax rather than first in/first out as used for net income. The difference of almost $1 billion is in line with the rising crude prices experienced during the quarter. This, of course, will go the other way if oil prices were to come down.

     On cash, first this quarter’s cash generation continued to be strong. Cash flow from operations of $6.2 billion was solid and an increase by over 20%. The increase was tempered by $1.3 billion investments in our working capital mainly due to higher prices. Net adjusted cash flow was $7.7 billion and $20.9 billion for the first nine months of the year at an average oil price of $36 per barrel. The cash was used for our increased investment programme in the upstream and we paid some $3 billion in dividends to shareholders and spent $1 billion on buybacks including purchases for stock options hedging.

     Secondly, we continued our programme to reshape the portfolio with proceeds from divestments of just under $3 billion year to date. We are on track to deliver the $10-12 billion of divestments proceeds between 2004 and 2006 as we described in our September strategy presentation and have increased confidence in the upside. You have seen our recent announcement regarding Basell, LPG and comments on InterGen, and we make progress on all fronts although we are at an early stage for these.

     Thirdly, moving to capital investment, this was just over $3 billion for the quarter excluding the 45% minority investment in Sakhalin. A great deal of work is going on in the remainder of the year but our year end level of capital investment, excluding the minority share of Sakhalin, will likely be around $14 billion. This is mainly within E&P and due to the divestment phasing of the year. Our outlook for future years remains at $15 billion per year.

Business results

     We will look at performance at the business level. First, E&P earnings benefited from the impact of higher hydrocarbon realisations partially offset by the impact on production of hurricanes in the Gulf of Mexico and maintenance work in the North Sea. Tax royalties and operational performance are key factors but it is important to remember that high profile energy price markers like Brent crude do not give a complete picture because of the different oil or gas volumes in our portfolio. Therefore, the Group realised oil and gas prices will not track to these markers perfectly. Realising this, the Group has performed well.

     On the cost side, taxes and royalties increased with higher prices and operating costs and depreciations were up in line with the expectations that we described last quarter. Furthermore, mark-to-markets accounting for certain gas contracts in the UK impacted earnings by around $180 million. This accounting effects reverses over the life of the contract. Production was 3.6 mboe/d, up slightly over last quarter. Production was unchanged from a year ago taking into account divestments of some 60,000 boe/d; otherwise 2% down. Around 15% to 20% of our production is on the PSC and fixed margin type of contracts.

     Moving to Gas and Power, LNG and gas-to-liquids performance was strong but offset by weaker performance mainly in marketing and trading in North America. LNG volumes increased by 6%, and we recently started Northwest Shelf train 4. LNG realisations were also up. Growing our integrated gas portfolio we took final investment decisions in Nigeria for train 6 and signed an agreement for 50% capacity in a new import terminal in Baja linked with supply from our Sakhalin II LNG project and possible other supplies.

     Next is downstream starting with Oil Products followed by Chemicals. OP earnings increased as a result of higher global refined margins and increased refining intake. Marketing income was weaker as a result of general conditions in the US but the overall result in the US increased to just over $350 million for the quarter. Reliability of the refineries has improved further and we are some 90% of the way through the retail rebranding programme. The other 80% of Oil Products earnings comes from our strength in Europe and Asia where refining earnings were strong. The Chemicals business had another good quarter with earnings well over $500 million, reflecting the improved operating rates, margins and volumes.

More upstream, profitable downstream

     Moving on to the portfolio, during the quarter the Group announced a number of divestments of which some were completed within the quarter. Proceeds from divestments of $800 million were from various items including the divestment of a portion of our refining interest in Japan and Malaysia, and the retail and commercial business in Peru. In October we completed the sales of some product pipelines in the US and the fuels business in Portugal.

     Year end divestment proceeds are expected to exceed $4.8 billion depending on the timing of some transactions. Together with the recent profile of the company this shifts the portfolio to upstream while we continue to generate significant cash and profits from the downstream. We move one slide on, and take a more in-depth look at the forward-looking cash cycle we presented in September.

Cash cycle

     As shown in the first column of the slide I would like to look at this simply as ‘cash in versus cash out’, and in the context of the current high price environment. As we said in September a $25 oil price of the group is cash neutral. The increase to $25 has come about as we made the choice in line with our strategy to increase capital investment in the upstream. We also paid a high competitive dividend included in our cash neutrality calculation. In dollars this is some $7.5 billion. Again this adds to our cash neutral position but it is our choice as we consider the interests of our shareholders. In line with our direction programme to reshape the portfolio we expect about $10-$12 billion over the next three years and as you see from the progress we have made in this area, we have increased confidence in the upside.

     Looking at the nine months to the end of September — DACF and divestments equated to just under $24 billion. This was used for capital investment of almost $9 billion, distributions to parent companies of $8.5 billion to fund dividends and share buybacks. Additionally option hedging amounted to some $700 million. Through the year the group has also paid down debt of $3.2 billion lowering the debt ratio to 16.3%. The remainder of the cash used mainly working capital and contributing to an increase in cash of $700 million. By the end of the year we expect to have a total debt ratio of below 15%. Given this level of gearing and the high price environment we see currently, the group will generate significant excess cash. In this environment and under normal trading situations we will have the capacity to continue our programme of returning cash to our shareholders through buybacks as we have done this year. In the year to date we have spent $1.7 billion of the $2 billion target for buybacks.

     To conclude we maintained our focus in all our businesses and we have delivered strong results in Q3. Obviously the effective use of cash is in line with our stated strategy and is a crucial part of our mission. We are focused on helping to drive Shell strategy and to deliver on our key priorities. Let me now close my part and hand over to Malcolm.

          Malcolm Brinded: Thank you Peter. Good afternoon and good morning to those in the US. Earlier this year we informed you several times of reductions in our proved reserves starting in January. Later during the course of an intensive review of our proved reserve base, which we commissioned when I started in this role in March, which we undertook during March/April 2004, when we examined some 90% of Shell’s proved reserve base with the help of the external experts, Rider Scott, when we completed this process we considered we had an SEC compliance proved reserve base and we said so. At the same time we announced that we would implement new procedures to tighten our whole approach going forward with more stringent control and audit processes. Since then we have produced new and comprehensive reserve guidelines which quote verbatim the SEC rules and guidance whilst also providing additional guidance in areas where further interpretation is needed to help our engineers make the judgements necessary to apply the guidelines in specific circumstances.

     We have also completed an extensive re-training programme involving some 3,000 Shell and joint venture staff focusing on ensuring the exact and detailed requirements of SEC compliance are well understood and adhered to. As part of the new controls process agreed with the SEC we also began an extensive programme of internal audits with new teams which combine our own and external reserves experts. These audits are still in progress but so far we have examined in detail around $8 billion boe or some 55% of Shell’s total prove reserves base. As a result of these enhanced reserves review and audit procedures, preliminary findings billed and audit teams, most of which have been submitted in the last two weeks, indicate that around $900 million boes should be considered as potential reductions to our proved reserves.

     At this early stage of the audit process the actual amount of any eventual reduction is yet to be determined as our approach requires several steps of additional review, including further assessment by the relevant regional operating teams, by the reserves committee and by the group audit committee to arrive at final figures. Of the volumes so far audited $900 million boe will be the maximum potential reduction and there are still significant uncertainties in many cases. It is also necessary to assess which reductions would apply to end 2003 and which would be revisions in 2004. Despite these uncertainties we clearly need to inform the market now. Over the coming months we intend to audit as much as we can of the remaining $6 billion boe of our proved reserve base.

     You will understandably ask ‘why are you suggesting possible further changes to figures which you said were correct as recently as the September 22nd strategy presentation?’ The first part of the answer is that in September I understood, and we said, that as far as 2003 reserves were concerned the figures were unchanged from our annual reports in 20F. The preliminary results of most of these audits have only come together very recently. The second part of the answer is that the retraining of our staff and the detailed application of the new guidelines, together with the improved control and assurance processes, has led to further suggested reductions of the size we simply did not anticipate.

     Have we now got the balance right? As I said we are still at the early stages with several key review and challenge steps to go, but in the interests of full transparency we are disclosing now exactly where we are. If there is undue conservatism then these additional steps will pick it up and correct it.

     A few final comments if I may, first, of course, we are disappointed to once again have to flag the issue of reserves, but this is the result of the improved training processes and controls which we committed to earlier this year, and which are now working as they are intended.

Second, and consistent with our previously stated guidance, I remain reasonably confident that RRR, reserve and replacement ratio, over the period 2004-2008 will average around 100%. Clearly this will be a tougher target after today’s news. Third, it is clear that the July guidance of a 2004 RRR of between 60-80% is no longer valid. This guidance will only be updated when we have completed this cycle of reporting. Finally, I have no changes to any of the other guidance we gave on September 22nd neither regarding our production outlook, nor our total resource-base of some $60 billion boe, nor our plans to unlock $13 billion barrels of that resource-base over the next five years.

     Thank you and I will now hand back to Jeroen.

          Jeroen van der Veer: Thank you very much, Malcolm. You will have picked up a far-reaching announcement if you take the history of the Royal Dutch Shell Group we will make it one company, a unified board, one CEO, one headquarters and it will be plc, so primary listing in London. We announced that today, we have always said we will announce that in November. How does that work? If we had board meetings yesterday, we had planned for some months that the proposals would go to that board meeting for a decision. We had two possibilities, either the board would say ‘yes’ as they did yesterday and then we could announce it today, but we had to cater for the possibility that it was not necessarily concluded and then you would need additional board meetings and not scattered board meetings, yesterday was a normal scattered Board meeting, in order to come out in November. Yesterday we made a unanimous Board decision for approval to go ahead with the proposals and that is why we came out today.

     What we decided yesterday as well is that I would be the CEO and I would be called the Group CEO basically as from yesterday. I sat at the press conference today with a mixture of humility and excitement and I look forward to taking the leadership role. With the new executive team now complete I have already heard Peter and Malcolm, Rob Routs, running the Downstream and doing town halls today for our staff in the Hague as Malcolm was doing in London. Linda is probably just gearing up to give her talk in the Houston where she flew overnight. So that is the roll-out of our own staff.

     For the benefit of this announcement I would like to take you back to the strategy meeting in September. The executive team and myself are determined to make Shell a different company. When I say ‘different company’ I mean four aspects. To get it more performance-oriented, to become more competitive, to become less complex and to drive a different company culture. I always use words like ‘clarity, simplicity, efficiency, and ‘accountability’ and I used them to describe the proposals this morning starting with those four words. I will go through them relatively quickly as I realise that many people heard the press conference this morning.

     If I think about ‘clarity’, I gave the example of the strategy of Shell using five words, ‘more upstream and profitable downstream’. If I look at our assets we would like to have them in the first quartile performance. Having now CEO structure rather than a collegiate system, we can speed up execution of strategy, implementation of excellence, project delivery, standardised practices, or prevent optionality where it is not need. What I would like to say is, together with Malcolm, we are determined to get the reserve basis that we have and that we do a solid job we work ourselves through the processes it takes more time, but we said we would like to have company where bad news travels up and, as Malcolm just explained, we do tell you the bad news, we do not keep it confidential, and I tell you this news about the reserves travelled up fast and has not been finalised. I emphasise that again, it has still to go through steps, but this is the kind of transparent company we would like to become and this is simply a pre-determined process which is in control but which may transmit bad news.

     If I look at simplicity it is a smaller board, clearly defined roles, fewer committees, less complex management so I am convinced faster responsiveness in place. Being in headquarters with my colleagues will bring more efficiency. If I think about efficiency this is one company, this is the headquarters, this is not two sets of everything, having two parent companies, we will abolish the MD and this will really help us to be faster, focused and force the decisions on divestments, partnerships, portfolios or how we do our capital. Of course we will make sure the checks and balances stay in place, you can have all kinds of discussions but in the end decisions must be made and should be made with a sense of urgency, although I expect we need it in the coming business environment.

     The last word is accountability, that is where it starts. Accountability is on the one hand giving power to people on the other hand to judge or coach them. This is what we do with the Board, to have one board to one set of shareholders, the CFO. Peter has a clear line of sight throughout your organisation. So here you see how we work, those words ‘clarity, simplicity, efficiency and accountability’. I add that that is how we like to see those words embedded in our culture and I think those words are perfectly OK for our people to judge me.

     There are some technical subjects, you get one company, so you get a single dividend policy, we will switch them after the approvals, of course, to quarterly dividends. Dividends will be declared in euros, but they can be paid in British pounds or in the case of New York ADR and dollars. We will stick to the same dividend policy, all the time at least in line with inflation.

     Implementation with the board changes have to wait until the AGM, management changes as the CEO we will have now, the corporate structure we will do by forming a topco, so above the two parent companies, and the topco under the name Royal Dutch Shell, will have a tender offer for Royal Dutch and we will have a scheme of arrangements through the UK for Shell transport and training. It sounds complicated but in topco, the ex-Royal Dutch shareholders end up with 60% and in SD&P with 40%. There will be, as far as we can see, no difference in treatment in the taxable dividends for the individual shareholders. In March you will get some documentation, 22 April shareholders’ meeting planned and we hope to complete in May.

     I ended my speech this morning by saying, and I would like to repeat that, because that is really important, and they are my last words before we come to questions, for me Royal Dutch Shell is a far-reaching step, it is one company, one board, one CEO, one headquarters, one direction. It is clear in its responsibilities and accountabilities, it is neither British nor Dutch but we keep our routes in those countries but we will have a global mind-set. It is simple ownership and the governance and structure that we would like to put in place will help us to deliver our strategy and to drive the culture that we want. It is up to the executive team and myself to lead that and we look forward to that and realise that we have to deliver. Over to questions.

          Peter Voser: Thank you, realising that the speeches were somewhat longer than normal in the third quarter, I think we will go for a 45 minutes Q&A.

          Andrew Archer (Commerzbank Securities): Can I ask two questions. First, on the reserves issue. Can you tell us where the reserves under consideration are located, and ideally if you can say where the whole of those reserves related to just those within the 8 billion barrels you are reviewing and not extrapolated to looking at the 14.

     Secondly, the quarterly dividend you are going to be paying next year, will the first one be paid in June as the Q1 dividend?

          Malcolm Brinded: In terms of reserves, we are not indicating which country at the moment, simply because this is a very preliminary stage of the whole process. As I have indicated, we have these potential reductions, but we have to follow certain steps and it may be that countries fall away from having any issues of concern in that process.

          What I can helpfully say is that the vast majority we are talking about relates to proved undeveloped reserves. Finally, to clarify, the number I have indicated is the reductions found in the audit which have covered 8 billion barrels to date. It is not based on an extrapolation. As I said, we are aiming not to speculate the state of the banks.

          Peter Voser: Malcolm, the answer is yes. It is June for the first dividend or first quarter dividend out of the topco.

          Fred Luffer (Bear Sterns): Malcolm, a little more about the reserves process. Regarding the 900 million boes, are these related to recovery economics or timing?

          Malcolm Brinded: They are not down to timing issues, generally. They are mostly of a technical nature. It might just help if I highlight this.

     Of course, when we completed the March/April reviews where we had internal and external experts and internal and external auditors, and we went through it, as we thought, thoroughly, and all those involved felt we had a fully compliant reserves base. Of course, we are disappointed that we have gone on, that we have done more work, and we have these detailed audits suggesting potential reduction.

     If I give you an illustration of the difference. It is mainly of a technical nature where the March and April reviews tended to focus at the level of fields or reservoirs and gave results which had already significantly reduced the previous figures we held.

     The approach now adopted is much more resource and time-intensive, after involving a detailed assessment of the performance of individual wells within reservoirs, and the estimated reserves aggregated from an individual well-by-well basis. In some cases, this has had a greater overall negative effect than expected.

     It is mainly technical. There are some areas definitely still open to challenge which are quasi-academic where different assumptions are being made around gas market liquidity which still have to be resolved.

          Fred Luffer: Should we read this as a high percentage of the 900 million barrels, or whatever you end up with, ultimately will not be recoverable, or is that incorrect?

          Malcolm Brinded: I would suggest that that is likely to be incorrect. I think one always has to be cautious in making definitive statements about the volume we have look at the detail of, but as you know proved reserves by definition are the number on which there is reasonable certainty, and we plan our business on the expectation resources which in nearly all cases is a significantly higher number.

          Fred Luffer: Let me just ask lastly, are you finding systematic errors in the way that reserves were booked. In other words, this would have implications for the remaining 6 million equivalent barrels, that may be there is something systematically wrong with the way that Shell had always booked reserves which would suggest some extrapolation to the reserves that have not been examined yet?

          Malcolm Brinded: I have learned from previous experience to be very wary about extrapolation, and whether the remainder will be the same or less or whatever. What I would say is that ‘systematic’ is not a specific issue, but the issue we did flag in March/April, which is that all of us petroleum engineers have been trained throughout our career to use all the data that is available from all sources for essentially business decision-making, for field development planning, for well planning, for investment decision-making and production forecasting. To get the culture deeply embedded, where people understand that the regulatory requirements for SEC bookings actually exclude and must exclude a lot of what they believe is absolutely valid information for their own business planning purposes, that is a much more deep-rooted change that we have to achieve, and that is where the training and the detailed following of the procedures has been so important, and has had more significant impact at a detailed level than we anticipated.

          Jeroen van der Veer: I will have to introduce a new rule that everyone only asks two questions.

          Jonathan Wright (Citigroup): Two questions. The first is on strategy, considering you are going to be unifying the two share classes. Does this mean you can consider using more material acquisitions via paper deals as part of your strategy going forward.

     The second question on dividends for Peter. Are you happy with pursuing a euro dividend policy when the majority of your revenue is dollar based?

          Jeroen van der Veer: On the strategy, if oil prices remain where they are, the Wall Street bells are very expensive, but if you take the question more generically, one of the disadvantages of a dual head-up, if they would ever like considering issuing paper, that is in general a known problem for every dual head-up. I cannot look that far into the future, but at least you can say that having one company it is much easier to do that.

          Peter Voser: I would like to add to this only that it applies obviously to debt and equity which means further flexibility.

     On the second question, yes, I am confident on the euro side. We are looking at our shareholder base, and it is the best for us at this stage to go to euro. As we have outlined already that declaration of A shares will be paid in euros; the B shares will be in pounds and the ADRs in the States or in New York will be in US dollars.

          Tim Whittaker (Lehman Bros): On the dual structure, you have said that the dual structure is not an impediment to doing business, and today you have a somewhat different message. Have you estimated synergy benefits from the merger? Secondly, on the non-executive directors, at the moment there are several ex-Shell executives as independent directors. Will it continue to be your policy to appoint ex-Shell directors, or will you appoint outside directors when their terms expire?

          Jeroen van der Veer: On synergies, if you think about cost synergies, of course having one hard quarter brings synergies, having one company brings synergies, but that is all minor stuff compared to if you think of the structure we now have, and why we are so enthusiastic about this, is that we can have better decision-making, that we are less busy internally, so it helps at the top not only to have an external mindset, but to work on that. That will outweigh whatever the cost synergies are, or even the cost to come to the new structure.

     As far as the NADs, we have announced that first, Mr Jacobs will step up to the Chairmanship, but only until 2006, then he steps down, he reaches 70 then. In the meantime, we will start the search for an outside non-executive chairman. We aim to have 10 non-executive directors, and we have proposed their names. You will see that there is only one name of an ex-managing director in that list after the formation of the new company, and that is Maarten van den Bergh. We have also indicated that we would like to have one of our non-executive directors, somebody with very ample oil and gas experience. He qualifies for that.

          Mark Fletcher (Goldman Sachs): I am curious about the change in capex in 2004, particularly as that has been expressed as slippage and that we should expect potentially that activity level to turn up in either 2005 or potentially some further on in capex savings. Is there any impact on the production going forward, and where specifically is the capex resaving — in which areas?

          Jeroen van der Veer: I will start with that, and if necessary Malcolm can add. I think we would see the rephasing of it as being non-material in relation to the 15 billion going forward. There is one which we expected to come this year, which is in the order of magnitude of 200-300 million. This is now coming in 2006 because we are taking a lease out on some assets, and that is only hitting the accounts when we get the assets delivered. That will go into 2006. I would not consider that as material.

     The rest again is non-material in terms of changes. I would also clarify here that this will not have an impact on the production, compared to what we have outlined in the September strategy meeting.

          Bert van Huigenhauser (Amsterdam): One question on the reserves question. Of course, you realise it has come as a shock for many people again. I get the impression from what you have said that this time you are going down on a physical level, whereas you have only done paperwork before. May be you could comment on that?

     Secondly, Malcolm, you talked about unlocking 13 billion of reserves. What do you mean by ‘unlocking’? I don’t suppose that is putting it in the category ‘proved’, but how much of that will be proved and what do you mean by ‘unlocking’?

          Malcolm Brinded: On the first question, there was an extensive amount of work done in the April/May review. As I said, there were significant reductions made then, and everyone involved in the exercise thought that we had achieved the threshold of reasonable certainty. I think you are right to imply that there is another level of detail again possible now, given the extra resources. I have illustrated the well-by-well area, and particularly the criteria for the demonstration of the adequacy of the audit trail which will support individual well-defined curve analysis and so forth. The rigour with which that is being done has also caused some challenges. I hope that gives you an illustration.

     I talk about unlocking resources because I mean by that that fundamental investments will have been made for the major facilities, pipelines and infrastructure to bring on stream projects such as Sakhalin and Kashagan, but the actual booking of proved reserves will be a function of when individual development wells are drilled up. The vast majority of the expenditure of these projects will have been made, and these projects will essentially be on stream. The proved reserves come along later, or they come along at that stage, but as all the development wells are drilled up. That is how I best explained it, also on 22 September.

          Bert van Huigenhauser: I ask this because starting from 13 billion, if they would add up in the proved reserves, then even with the decline rate of say, 8 per cent, you would have much more than 100 per cent reserve replacements.

          Malcolm Brinded: We have not given any different outlook for proven reserves replacement other than reasonable confidence of five years, RRI of 100 per cent. This was to illustrate what underpins our long term production.

          Robert Kessler (Simmons & Co): Good afternoon. Sorry, yet another reserves question. With regard to the new reserve exposure number you put out today and in light of the possibility that part of the reserves were improperly booked prior to 2003 or in 2003, are you now again in discussion with the SEC and the FSA regulatory authorities, and are you at risk of having to refile your 2003 financial statements?

          Peter Voser: We are certainly in contact with the SEC and the answer to your second question is that that is not answerable at this stage. As Malcolm has already outlined and as is in the press release, we are very early in the process, we are talking about volume in consideration and we have to do much more work in order to determine how these 900 million barrels will actually move. Therefore, from that point of view, yes, contact made, working further on what we have seen, working on the $6 billion as well and we will let you know.

          Gordon Gray (JP Morgan): I have a question about indexation issues. You have talked about your conversations with the FTSE. I want you to confirm with the primary listing in London, are we right in assuming that the new company will not be included in any of the eurozone indices or the Amsterdam Stock Exchange Index? Have you had any conversations with any of these agencies?

          Peter Voser: Due to confidentiality, you can imagine that we have not talked to most of the other regulators in that sense or stock exchanges. We have the contact here in the UK and we have issued that in the press release. With the others we are in discussion now and, as soon as we know how the discussions will end, we shall come back to you. It is a fair assumption at this stage that you can assume that we will not be in all the indices which so far RD and ST&T have been. That is a fair assumption but we can be more precise once we have talked to the regulators.

          Mark Iannotti (Merrill Lynch): Most of my questions have been asked but I shall ask a couple anyway. On repurchases, you said that you have had to suspend the programme for obvious reasons. Can you give us an idea as to how long that may last? Will it last into the middle of next year until you sort the new corporate structure out? Secondly, this is a question for you, Peter, you have been in the job a month now. Can you tell us what you see as the key challenges that you have for the next couple of years in the company, particularly given that you do not have much of a balance sheet to worry about and how you propose to address those challenges?

          Peter Voser: Thanks, Mark, I shall try. The buyback — yes, we have to spend it. We shall apply for a waiver with the SEC for the Royal Dutch side, because on the ST&T side we could continue but we do not want to be just one side doing things, so we will apply the waiver and report back to you and the investors on what we can do.

     As far as challenges are concerned, I have had some long thoughts about what I am going to do with this call and I hope for the easy way out. I shall come back in February and tell you exactly where I see the challenges. You were talking about four weeks in the job, I think I can count only to three and a half. Let me focus on the next few weeks. I agree that I do not have a balance sheet problem here as in my last company but I shall come back on the challenges in February — I hope you understand.

          Jeroen van der Veer: I shall make sure that he doesn’t run out of challenges in the meantime!

          Ian Reed (UBS): I have two questions on the share structure. First, despite the fact that you are going for simplicity, you seem to have ended up with a rather unwieldy structure with essentially a dual listing still, even though the listing is London with the A and B shares. I wonder whether you could explain why you did not go for just a single share? I know there are tax issues here but wouldn’t the simplicity of that have perhaps been better than ending up with what you have at the moment?

     Secondly, do you have as a kind of long-term ambition the desire to unify this share structure so you end up with something which is perhaps ultimately simple?

          Peter Voser: We approached the whole thing from a shareholders’ perspective. We want to maximise and not change any cash received if possible for the two shareholders today. The only way we could manage that, in our opinion, was going for the A and B shares where the B shares are UK-sourced dividends and the A shares are Dutch-sourced dividends. I would not see that as a complexity. Both shares are in London, both shares are in Amsterdam, and both will have ADRs in the US, which I believe is manageable. If you ask me a straight question would you like to have one set of shares, my answer would be yes. When are you gong to do it would be the second question? I cannot predict that because that will quite clearly depend on the resulting tax rulings in the countries and I shall not speculate on that one. Therefore, in the long term I would see that as an objective but as to timing I cannot give you any further details.

          Colin Smith (CSFB): Can you confirm exactly how you expect the dividend treatment of the A shares in UK shareholders to work given the difference between withholding tax on Dutch-sourced dividends and the tax treaty between the UK and the Netherlands?

     My second question is that historically on the dividend policy you have sought to pay rising real dividends looking at both the UK market and the Dutch market. Does the move to a euro dividend mean that the focus will now be based solely on an increasing dividend focusing on the Dutch market inflation?

          Peter Voser: Let me start by answering the second question as I think that is easier. The answer is, no, it is not only focusing on the Dutch market. It is focusing in general regarding inflation and I would say at this stage that I will call it European inflation for the time being. I am not sure that I understood completely your first question about the A and B shares. I would say that the B shares that are going to the current ST&T holders will be UK-sourced dividends and that is where you get the tax effect. I would assume that if you are an A shareholder, you are sourced out of Holland and I have to say that each shareholder will have to consult his private tax consultant on this point as to how that will affect him in terms of taxes paid in the UK for A shares. If that is not entirely correct, we shall come back to you but that would be my spontaneous answer.

          Colin Smith: Sorry, you must have looked at this for quite some considerable period before going down this route. As you are aware, one of the effects of the whole Group capital applying 100% in the UK means that UK holders will probably have to buy A shares. You must have considered whether UK holders of A shares will receive the full dividend or whether they will only receive perhaps 85% of it?

          Peter Voser: I shall come back on that — I hope you will give me that time.

          Jeroen van der Veer: Let me help on a side question. The company is a British company with a primary listing here but it will be tax resident in the Netherlands. This is a very complex story but these are some key elements of it. As Peter has said, we shall try to give more clarification.

          Colin Smith: Perhaps if you can come back to me after the call, that would be very helpful.

          Jeroen van der Veer: We have to do that non-selective, so we have to make sure that — you understand that.

          Peter Voser: What I can add is that all existing ST&T shareholders will get all, but we will come back on that.

          Neil McMahon (Sanford Bernstein): I think it is frankly amazing that we have not continued to focus on the reserve issue: 900 mboe is a huge number given the fact that we are in $50 oil prices and the fact that usually you can get at these higher level reserves downgrades from an 80/20 approach. Perhaps you can just walk through the financial implications of this. I know that you have said that most of it is proved undeveloped but if you could give us some guidance around the financial impact of this. The second question is I just want to get an understanding of how many big cat discoveries you have had so far this year and, if there have not been that many, how much does that relate to the fact that 60-80% reserve replacement guidance this year no longer looks justified?

          Malcolm Brinded: We need to distinguish a few issues here if I can. First, you talk about $50 oil prices and the most immediate impact in relation to that is to hold our production up, which is why I am quite pleased in the production this quarter which, excluding divestments, is flat year on year. That is without Bonga, that is with 50,000 barrels a day of hurricane impact and that is with 20,000 barrels a day of PSC impact.

     As far as reserves, which is a serious issue and a significant concern, and I have explained how we are approaching it, I cannot be definitive on the financial impact because there is significant uncertainty in relation to what the final volume will be. What I can indicate that the vast majority of that is proved undeveloped which as we know from before, is something that is likely to have limited financial impact.

     The last question on exploration, we have had five big capped discoveries over the year to date. That is just over a third, one in three, in terms of the success rate which is acceptable, and we had one more this quarter which we reported, which is Malachi in Malaysia.

     You related the exploration record this year to proved replacement ratio this year, and those issues are not directly related. The exploration successes this year will feed through to the appraisal programmes, and then to the development decisions and the proved reserves replacement for years to come. What I indicated in the earlier statement was that the 60-80% number cannot be seen as a valid guidance at the moment. I am not updating that guidance until we finish the exercise, because quite clearly the amount that comes from the 900 will be a very material determinant. I also indicated that there was an issue on both volume and timing of that. I hope that answers your question, Neil.

          Neil McMahon: Just a quick follow-up. On the $50 world we are in today, if we end the year on a very high oil price, should that not affect the reserve write-down, and indeed your reserve recovery factor for this year on the reserves you book?

          Malcolm Brinded: Thank you. You were referring to the PSC impact. I think that is one impact. Who knows what the end of the year price will be, but just to highlight there are other impacts from that, not just on production sharing impacts. It could obviously also have an impact on end-of-field life assumptions, etc., which can affect reserves.

          Lawrence Julius (Standard Chartered Bank): Will there be a tax impact on the Group tax charge from the change in the Group’s structure.

          Peter Voser: No, the answer is very short. No.

          Paul Spedding (Dresdner Bank): A question on self-contracted gas supplies. You have been self-contracting quite a lot of LNG supplies. How are you treating that in reserve replacement, and is that one of the issues behind the reserve downgrade?

          Jeroen van der Veer: Okay. As Malcolm has become the reserves specialist, over to him.

          Malcolm Brinded: It is not particularly one of the issues. Essentially, it is dependent on whether we have firm contracts for that gas into liquid outlets, and we don’t self-contract unless we have established that value chain. That would then be an enabler for reserves. An example of that would be with the go-head of the Baha to California terminal, and our taking of gas into there will in due course give us confidence about the ability to book reserves. There are indeed issues around the gas market like that which need a lot of focussed look, and one or two have arisen in this exercise.

          Mark Gilman (the Benchmark Company): Not to belabour the reserve question. It seems to me that there is a fundamental conflict in what you are saying between suggesting on the one hand that the revisions may be largely technical, and relating to individual well-by-well observations, and on the other hand, suggesting that they are proven undeveloped reserves primarily. I have difficulty reconciling those two.

     In similar regard, the 60-80% number, I assume that the only reason you are rescinding that is the potential impact of revisions associated with this 900 million or whatever the number is, and that otherwise, other than that, it would be considered valid.

          Malcolm Brinded: Mark, thank you. I was illustrating with the well-by-well analysis one of the aspects that is pertinent to this. There are indeed other issues. I also wanted to highlight that the gas market is one of those. Another relates to water-flood analogues and the acceptability of analogues, just to give you three illustrations of the issues that are being addressed.

     In relation to the 60-80%, there are several factors of which one I am not going to provide an update. One is the uncertainty about the 900, but we have also indicated that we want to complete as soon as possible the audit of the remaining 6 billion.

     The last comment is this year, the particular impact of the price effect.

          Marizio Corulli (Axim Investment Manager): A question on the reserves if I may for Malcolm. When you were talking about the reserve adjustment before, you were saying that has been mainly due to technical reasons. Does this mean that commercial issues, engineering or genetic or legal issues are excluded, same as technical, or are they included?

          Malcolm Brinded: I wanted to highlight that it was mainly technical. There are a range of detailed factors different in every circumstance. Some, for example, are economic in relation to the gas market issue I touched on. Mainly technical, the water flood analogue I touched on, but not particularly to do with project maturity.

     I hope that explains it. The reason I make that distinction, just to clarify, right at the beginning of this process, it was essentially — if we go back to January and February — those issues were mainly in relation to project maturity. That is rarely the case this time.

          Neil Perry (Morgan Stanley): Two questions. First, BP has been commenting a lot recently about inflation in the industry and you can see it across all companies. Given the doubts that you are casting over the reserve data again, can you talk about what inflation you are seeing in the industry in costs? I know you have increased your upstream capex numbers, but you are still only spending on a proportional basis a similar amount to the other super majors. Are you confident that that number is now high enough, or is it another thing that needs review?

     Secondly one for Jeroen. You talk about improvement in efficiency. Can you comment on what you think the Group was doing inefficiently in the last few years, when you had the Committee of Managing Directors?

          Jeroen van der Veer: Inflation costs. As you are referring to EP, I hand over to Malcolm.

          Malcolm Brinded: You are right, inflation is occurring. It is very different from country to country, particularly those which experience exchange rate issues in dollar terms that we see. At the same time, we see opportunities still for global contracting and procurement to exercise leverage which is helping to mitigate that inflation impact.

     In relation to Upstream capex, our guidance going forward for the company as a whole is 15 billion, of which 10 will be in EP. I think that is high enough. Obviously we keep a close eye on it. It is our intention to maintain our capital discipline and further enhance our project delivery, and that is where the focus is.

          Neil Perry: Do you have an inflation number built into your capex forecast?

          Malcolm Brinded: Not in a generic sense. Much more on a case by case, project by project sense, because that is where it makes much more sense. It depends on the mix of whether it is steel or rig rates, and which country you are in and those are very different. There is no point in a general inflation factor.

          Jeroen van der Veer: On inefficiency, Neil, let me give a small example. This week, I made my sixth trip across the North Sea. I don’t think that is very efficient. Why did we accept that for so long, that is the logical question. Being an oil and gas company, it is essential that with oil and politics you have stocks or governments. It is much better to have an oil company which has the backing or the support of both the UK and the Dutch government, which have served us well over our history, and we know it. It is quite an eye opener how you can make one company that both governments can still support. Secondly, over the history, we have a global staff. Even if I compare Shell to other competitors, we probably have a more diverse number of international staff, but we have to ensure that we get very good access to continue to recruit both the UK and Dutch staff, so that all nationalities can still see that there is a home for them.

     What we have proposed today is an innovation. How you can make one company in two countries with continued governments’ support and where staff can feel at home and feel they can make good careers. That is why we are so excited to have figured that out.

          Stefan Mardell: I would like to know if the A and B shares will be fundable?

          Jeroen van der Veer: The answer is no!

          Hytton Davda (Churchill Capital London): My first question is why are the Royal Dutch shares being bought through at tender while the Shell shares are being bought through a scheme of arrangement? Is there not a scheme of arrangement equivalent in the Netherlands? Secondly, what happens in the case where you get less than 95% in the Royal Dutch tender?

          Peter Voser: To your first question, there are different rules in the two countries so they are called differently and that is what we are exercising. There is nothing comparable with the UK system in Holland, which is why it goes via a tender offer. First of all, we will outline in the prospectus exactly how it works if you have more or less than 95%. The Squeeze-out is only possible if you are above 95%; below it is different and we will outline that further in the prospectus.

          Hytton Davda: Is that a condition of the offer to get 95%?

          Peter Voser: No, I would not say that.

          Chang Ku: My question is regarding the reserves. Previously you gave the impression it was 490 million and now it looks like it is 900 million or am I hearing something wrong? How has the reassessment changed the situation so much?

          Malcolm Brinded: I should highlight that this is not a replacement of the exercise that we undertook and the announcements that we gave between January and May, which ended with the 2003 figure of 14.35 billion boe. This is additional to that previous guidance or submission and perhaps that is where the confusion comes.

          JJ Traynor (Deutsche Bank): Good afternoon. With respect to the dividend, in the past there has been a kind of triangular relationship between dollars in and sterling and euros out and on any given quarter there have sometimes been variations between the payments of dividends in the different currencies. I know it is a confusing question but will there have to be any form of catch-up payment to either of the constituencies of shareholders before you move to the new dividend structure? Secondly, have you decided what accounting standards will be used for the new company?

          Peter Voser: As for many others, from 1 January it is IFRS that we will use and, to your first question, yes, there will be a catch-up which is perceived to be small.

          JJ Traynor: Can you give an indication which shares will be the beneficiary of that one?

          Peter Voser: The ST&T one

          JJ Traynor: And when will that catch-up happen?

          Peter Voser: It is difficult to say at this stage because we first have to go through the official procedures, propose it and issue the prospectus in March. Then we will outline how exactly that will work but it is too early to say.

          Jeroen van der Veer: I do not like to have confusion in the markets on this. This will be very very small and not sure as yet, as it is still subject to movements in exchange rates which can again alter the position and even swing the situation. Of course, the logical thing is that we have to work that out so that when the action is completed and you pay your final dividend out of the old system. Therefore, it will be extremely small and why is that? Because the parent companies have done their hardest not to keep the money in their bank accounts but to shift it with constant dividend payments to their shareholders. So it is extremely small.

          Glyn James (Exane): The weighting of RDS in the FTSE 100 goes up very considerably as we know. Without increasing the available supply of shares, you are at risk of creating a bit of a supply/demand imbalance. Therefore, in reference to an earlier question, you have said that you will get back to us as to whether A share investors will receive their dividend gross or net of withholding tax. Perhaps, more importantly, will A shareholders be able to elect to receive their dividend in sterling, or is that option only available to B shareholders? If they are not able to elect to receive their dividend in sterling, how will the FTSE be able to include the A shares in the index constituents?

          Peter Voser: I would like to catch up on the earlier question and then come to your question. The question was about the A shares in the UK, so the UK tax on A share dividends, there is a withholding tax in the Netherlands which is 15% and there is no UK tax credit on this one but the impact still varies by different categories of shareholders and some may have credit for the withholding tax paid. That is the generic answer.

     The way I heard and understood the other question is, yes, we are going for euro on the A shares and I would have thought that the answer to your question is that those shares are going to be listed in London and denominated in pounds.

          Glyn James: So they will be able to elect to receive in sterling — A shareholders?

          Peter Voser: No, they will not.

          Anthony Pavlovich (Deutsche Bank): Good afternoon. I have another question on the dividend policy, and I appreciate that you may not yet have the answer to this. The first point is that you mentioned earlier that the dividends have increased at least in line with European inflation. Is there any particular measure of inflation, any RPI or CPI, that you have in mind to measure that, or will you just take a broad survey of inflation across Europe? My second question is to do with the timing of dividends: are you able to tell us when in March you expect to pay your next dividend and when you will pay the subsequent quarterly dividends?

          Peter Voser: I specifically left it as European inflation and I agree that there is no tracker in that sense but we will take a very broad view on that and determine the inflation. Timing wise, you would not have it even under normal circumstances. We are going to pay March, June, September and December, this is the way we want to pay the dividends over the next 12 months and then the years to come but I cannot give you a date at this stage.

     We are sharp on time. Thank you very much. If you have further questions you will find Dave Lawrence’s troupe either here in London, New York or in The Hague. Thanks for calling in and I hope to see most of you pretty soon at some stage during the next few months. Thanks to Jeroen for being here and also to Malcolm for all their answers.

- Ends -

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     The proposals will not be made, directly or indirectly, in or into or by the use of the mails or any other means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities or from or within Japan. The proposals are not being made to residents of Japan. The proposals may or may not be made to any person or company in Canada and Australia depending on the availability of exemptions from relevant regulations or the number of shareholders and their respective shareholdings in those jurisdictions. The decision whether or not to make the proposals available in Canada or Australia is at the sole discretion of Royal Dutch Shell, RD and ST&T. This document does not constitute an offer or invitation to subscribe for securities. If the proposals described in this document are ultimately implemented, to the extent that a decision is made to extend the proposals, and any attendant offer or invitation to subscribe for securities, to Australian resident security holders of RD or ST&T, any action that might be taken by such Australian residents in response to that extension will only be permitted to be done in accordance with the terms and instructions detailed in the formal proposal documentation.

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     This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or RD. The ST&T shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus when they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus will be available in due course.

     All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors and security holders of RD and ST&T are advised to seek expert financial advice before making any decisions as regards the RD exchange offer or the ST&T scheme of arrangement.